[LETTERHEAD OF KILPATRICK STOCKTON LLP]
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January 12, 2010	direct dial 202 508 5820 direct fax 202 204 5620 jrappoport@kilpatrickstockton.com
VIA EDGAR
Mr. Michael R. Clampitt
Senior Attorney
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	PVF Capital Corp. Registration Statement on Form S-1 Filed November 12, 2009 File No. 333-163042
Dear Mr. Clampitt:
     On behalf of PVF Capital Corp. (the “Company”), enclosed please find the Company’s responses to the comment letter, dated December 1, 2009, of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Registration Statement on Form S-1 (the “Form S-1”) filed by the Company with the Commission on November 12, 2009. To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses.
General
1.	We note the Warrants may be exercised within one year. Please either register the underlying common shares or advise us as to whether an exemption for the exercise of the Warrants is available. Refer to Securities Act Sections Compliance and Disclosure Interpretation 139.01.
Response to Comment No. 1:
     The Form S-1 has been revised to register the common shares underlying the Warrants.

Mr. Michael R. Clampitt U.S. Securities and Exchange Commission January 12, 2010 Page 2
Recent Developments, page 3
2.	Please revise this section to discuss the cease-and-desist orders entered into with the Office of Thrift Supervision. Please describe, in reasonable detail, all material actions taken in response to these orders to date. Confirm that you will revise any amendments to the registration statement to update this information, as necessary.
Response to Comment No. 2:
          Please see the revised disclosure on page 5 of the prospectus. The Company confirms that it will revise any further amendments to the Form S-1 to update this information.
Risk Factors, page 5
3.	We note in your introductory paragraph the statement that this section describes some, but not all, of the risks related to an investment in the Company. You must disclose all risks that you believe are material at this time. Therefore, please either delete that reference or expand the concept into a separate risk factor.
Response to Comment No. 3:
          Please see the revised disclosure on page 8 of the prospectus.
4.	Please tell the Staff whether you originate or carry interest-only, ARM, option-ARM, subprime or other loan types that may be considered higher risk. To the extent you originate or carry such loans, please include a risk factor that discloses your overall exposure to such loans and adequately addresses the risks involved with each type of loan.
Response to Comment No. 4:
          A risk factor regarding Park View Federal Savings Bank’s (the “Bank”) ARM loans has been included. See the revised disclosure on page 8 of the prospectus. In addition, although the Bank does not originate interest-only loans, the Bank did have $3.2 million in interest-only loans at September 30, 2009 which were acquired as part of the purchase of a larger pool of loans. The Staff is advised that the Bank does not originate or purchase option ARM, subprime or other loan types that may be considered higher risk.
     `

Mr. Michael R. Clampitt U.S. Securities and Exchange Commission January 12, 2010 Page 3
5.	Please add a risk factor addressing the increased lending risks related to your emphasis on construction and commercial real estate lending. In this risk factor, please disclose the current loan-to-value ratios of construction and commercial real estate lending and land loans. Disclose how you calculated the ratios and identify the source of the underlying data used. Please also disclose the amount of reserves specifically allocated to these types of loans, if any.
Response to Comment No. 5:
          The Company is unable to provide information regarding current loan to value ratios. The Company has not typically ordered new appraisals on their existing loans held for investment nor does it plan to do so unless a specific loan deteriorates or the Company receives a loan modification request from the borrower (in which case specific loan valuation allowances are established, if required). Disclosure of loan to value ratios based on appraisals at origination would not be helpful to investors. The requested revision regarding disclosure of specific reserves has been made. See the revised disclosure on page 8 of the prospectus.
6.	Please add a risk factor addressing the Company’s possible need to raise additional capital. In this risk factor, please disclose the potential dilution to shareholders that may result from the common stock and warrant issuances in the PVF Capital Trust I and PVF Capital Trust II exchanges. In addition, revise to disclose the B Warrants issued in the PVF Capital Trust II exchange will become exercisable as a result of the rights offering.
Response to Comment No. 6:
          Please see the revised disclosure on page 9 of the prospectus.
Exhibit 5.1
7.	Please have counsel revise the legal opinion to opine on whether the warrants are legal, binding obligations of the Company under the state contract law(s) governing the warrant agreements.
Response to Comment No. 7:
          Please see the revised Exhibit 5.1 filed with the Form S-1.
* * *

Mr. Michael R. Clampitt U.S. Securities and Exchange Commission January 12, 2010 Page 4
       If you have any questions or further comments regarding the above-referenced filing, please call the undersigned at 202.508.5820.
Very truly yours,
KILPATRICK STOCKTON LLP
/s/ Joel E. Rappoport
Joel E. Rappoport
Enclosures

cc:	Matt McNair, U.S. Securities and Exchange Commission Robert J. King, Jr., PVF Capital Corp. Ed Debevec, PVF Capital Corp. Stephen F. Donahoe, Esq.